UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 000-24947
(Check One):      ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☑ Form 10-Q      ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended: September 30, 2006
     ☐ Transition Report on Form 10-K and Form 10-KSM
     ☐ Transition Report on Form 20-F
     ☐ Transition Report on Form 11-K
     ☐ Transition Report on Form 10-Q and Form 10-QSB
     ☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Attached Instruction Sheet Before Preparing Form. Please Print of Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION

Full name of registrant:	UCBH Holdings, Inc.

Former name if applicable:	Not Applicable

Address of principal executive office (Street and number):	555 Montgomery Street

City, state and zip code:	San Francisco, CA 94111

PART II
RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K
Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on for 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date:;
and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
Management of UCBH Holdings, Inc. (the “Company”) could not timely file the Company’s Report on Form 10-Q for the third quarter of 2006 without unreasonable effort or expense because it is assessing whether certain amounts have been correctly classified in the Company’s unaudited Consolidated Statement of Cash Flows for the nine months ended September 30, 2006 and also for prior periods. Management intends to amend its Form 10-K for the year ended December 31, 2005, to restate the Consolidated Statement of Cash Flows for the year ended December 31, 2005. In addition, the Company intends to amend its Form 10-Qs for the first and second quarters of 2006 to restate the Consolidated Statements of Cash Flows for the interim 2005 and 2006 periods contained therein. The restatements will not affect the Company’s Consolidated Statements of Income, Consolidated Balance Sheets or Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income for any of the affected periods. Accordingly, the Company’s historical revenues, net income, earnings per share, total assets and regulatory capital remain unchanged.
The restatements were caused by the misclassification of cash flows between operating activities and investing activities arising from loans that were originated as held in portfolio and subsequently transferred to held for sale and loans that were originated as held for sale and subsequently transferred to held in portfolio. In accordance with Statement of Financial Accounting Standards No. 102, “Statement of Cash Flows-Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale,” cash flows from loans should be classified as operating activities if they were acquired with the intent to sell and as investing if they were acquired with the intent to hold in portfolio. Accordingly, the restatements will only affect the classification of these activities and the subtotals of cash flows from operating and investing activities presented in the affected Consolidated Statements of Cash Flows, and they will have no impact on the net increase (decrease) in total cash and cash equivalents set forth in the Consolidated Statements of Cash Flows for any of the previously reported periods.
On November 13, 2006, management recommended to the Company’s Audit Committee that the Company’s previously issued Consolidated Financial Statements for the year ended December 31, 2005 and for each of the quarterly periods of 2005 and 2006 should no longer be relied upon and that the Consolidated Statements of Cash Flows for such periods should be restated.
The Audit Committee has agreed with the above conclusions. In addition, management and the Audit Committee have discussed these matters with the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP.
Due to the matters discussed above, the Company was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 (the “10-Q”) within the prescribed time period. The 10-Q, which was due to be filed on November 9, 2006, is expected to be filed within the extension as provided by Rule 12b-25, which expires on November 14, 2006.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Craig S. On	(415)	315-2800

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UCBH Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2006	By:		/s/ Dennis Wu
		Name:	Dennis Wu
		Title:	Executive Vice President and Chief Financial Officer

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